MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

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RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

RANDALL W. JACKSON

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

ALISON Z. PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

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MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. AHO

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RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

BENJAMIN S. ARFA

NATHANIEL D. CULLERTON

ERIC M. FEINSTEIN

ADAM L. GOODMAN

STEVEN R. GREEN

MENG LU

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL
ANDREW R. BROWNSTEIN MICHAEL H. BYOWITZ KENNETH B. FORREST BEN M. GERMANA SELWYN B. GOLDBERG PETER C. HEIN JB KELLY JOSEPH D. LARSON LAWRENCE S. MAKOW PHILIP MINDLIN THEODORE N. MIRVIS DAVID S. NEILL	TREVOR S. NORWITZ ERIC S. ROBINSON ERIC M. ROSOF MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA LEDINA GOCAJ ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT DONGHWA KIM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER

September 9, 2024

Via EDGAR

Blake Grady

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Sharecare, Inc.

Schedule 13E-3 filed August 5, 2024 by Sharecare, Inc. et al.

File No. 005-91710

Preliminary Proxy Statement filed August 5, 2024 by Sharecare, Inc.

File No. 001-39535

Dear Mr. Grady:

On behalf of Sharecare, Inc. (the “Company”), set forth below are the Company’s responses to the letter, dated August 29, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced Schedule 13E-3 filed by the Company on August 5, 2024 (the “Schedule 13E-3”) and the Preliminary Proxy Statement filed by the Company on August 5, 2024 (the “Proxy Statement”).

September 9, 2024

For your convenience, the Staff’s comments are set forth in bold and numbered to correspond to the numbers in the Staff’s letter, followed by the response on behalf of the Company. Unless otherwise specified, page references below refer to page numbers in the Proxy Statement.

In addition, the Company has revised each of the Schedule 13E-3 and the Proxy Statement in response to the Staff’s comments and is filing an amendment to the Schedule 13E-3 and a revised Preliminary Proxy Statement (the “Revised Proxy Statement”) concurrently with this letter, which reflect these revisions. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Revised Proxy Statement.

General

1.	We note your disclosure on page 68 that “[f]ollowing completion of the Merger, there will be no further market for the shares of Sharecare Common Stock and the public warrants and, as promptly as practicable following the Effective Time and in compliance with applicable law, Sharecare Common Stock and Sharecare’s public warrants will be delisted from Nasdaq and deregistered under the Exchange Act.” In this respect, we note that the Schedule 13E-3 was filed solely with respect to Sharecare Common Stock. Please advise why Rule 13e-3 is applicable with respect to Sharecare Common Stock but not with respect to the public warrants. Alternatively, please revise.

We respectfully submit to the Staff that Rule 13e-3 is not applicable with respect to the Sharecare public warrants because there is no Rule 13e-3 transaction occurring with respect to Sharecare public warrants at the time of the Merger. In addition, Rule 13e-3(g)(4) would exempt the application of Rule 13e-3 to the Sharecare public warrants. Specifically, the Merger affects Sharecare public warrants solely through the provisions set forth in the instrument governing the class of security, the Warrant Agreement, as further described below, and the holder of Sharecare public warrants makes no new investment decision with respect to the Merger.

September 9, 2024

Rule 13e-3 does not apply to redemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions of the security’s governing document pursuant to Rule 13e-3(g)(4). Under Section 4.4 of the Warrant Agreement, upon a merger of Sharecare with or into another entity or a tender, exchange or redemption offer, each outstanding Sharecare public warrant will, automatically and without any required action on the part of the holder, cease to represent a Sharecare public warrant exercisable for Sharecare Common Stock and will instead represent only the right to receive an amount of cash equal to the Merger Consideration that a Sharecare public warrant holder would have received if such Sharecare public warrant was exercised immediately prior to such merger, tender, exchange or redemption offer made to Sharecare Common Stock holders. Therefore, as a result of Section 4.4 of the Warrant Agreement, the Sharecare public warrant is effectively redeemed, automatically and without any required action on the part of the holder, in connection with the Merger for a right to receive an amount in cash calculated in accordance with Warrant Agreement. Accordingly, we respectfully submit to the Staff that the exception contained in Rule 13e-3(g)(4) is available with respect to the Sharecare public warrants and Rule 13e-3 is not applicable with respect to the Sharecare public warrants. We have added disclosure on pages 6-7, 72, and 103-104 of the Revised Proxy Statement describing the treatment of the public warrants pursuant to the Warrant Agreement.

2.	Please correct the cross references in the Schedule 13E-3 to a section of the proxy statement titled “Purposes and Reasons of the Purchaser Filing Parties,” which section is not in the proxy statement.

We have corrected the cross references in the Schedule 13E-3 to “Purposes and Reasons of Parent and the Altaris Filing Parties” in response to the Staff’s comment.

3.	All filers of the Schedule 13E-3 must sign the Schedule 13E-3. Please revise accordingly.

We have added signatures to the Schedule 13E-3 for all filers in response to the Staff’s comment.

4.	Please revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

We have revised the form of proxy to clearly mark it as a Preliminary Proxy Card in response to the Staff’s comment.

5.	Houlihan Lokey’s opinion states that the “Opinion is furnished for the use of the Committee (in its capacity as such) and, at the request of the Committee, the Board (in its capacity as such) in connection with their evaluation of the Merger and may not be used for any other purpose without our prior written consent.” Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of its materials in the filing.

We have added disclosure on page 46 of the Revised Proxy Statement stating that Houlihan Lokey has consented to the use of its opinion in the filing in response to the Staff’s comment.

Questions and Answers, page 15

September 9, 202

6.	Disclosure on page 17 states that “[w]ith respect to the Compensation Proposal and the Adjournment Proposal, if you abstain from voting … such abstention will not have any effect on the outcome of the vote on the Compensation Proposal or the Adjournment Proposal (assuming a quorum is present).” However, disclosure on page 95 states that “[i]f a stockholder abstains from voting on the … Compensation Proposal or Adjournment Proposal that abstention will have the same effect as if the stockholder voted ‘AGAINST’ such proposal.” Please revise to address this apparent discrepancy.

We have revised the disclosure on page 97 of the Revised Proxy Statement in response to the Staff’s comment to state that abstention from voting on the Compensation Proposal or the Adjournment proposal will not have any effect on the outcome of the vote on such proposals, consistent with the disclosure on page 17 (page 18 of the Revised Proxy Statement).

Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger, page 63

7.	Please revise the sentence in this section which states that “[u]nder a possible interpretation of the SEC rules governing ‘going private’ transactions, each Altaris Filing Party and Parent Entity may be deemed to be an affiliate of Sharecare...” Similar disclosure appears on page 67. Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.

We have revised the disclosure on pages 64-65 of the Revised Proxy Statement to state that “Under the SEC rules governing ‘going private’ transactions, each Altaris Filing Party and Parent Entity is required to express its belief as to the fairness of the proposed Merger…” and the disclosure on page 68 of the Revised Proxy Statement to state that “Under the SEC rules governing ‘going private’ transactions, each of the Rollover Filing Parties is required to express its belief as to the fairness of the proposed Merger…” in response to the Staff’s comment.

Purposes and Reasons of Parent and the Altaris Filing Parties, page 69

8.	Refer to the disclosure on page 69 that “Parent and the Altaris Filing Parties determined to undertake the Merger at this time because Parent and the Altaris Filing Parties believe that, as a private company, Sharecare will be able to improve its ability to execute initiatives that over time will create additional enterprise value for Sharecare.” Please revise to specify the Parent and the Altaris Filing Parties’ reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

We have revised the disclosure on page 70 of the Revised Proxy Statement to specify the reasons of Parent and the Altaris Filing Parties for undertaking the transaction at this time.

September 9, 2024

Financing of the Merger, page 88

9.	We note your disclosure on page 88 that “Parent and Merger Sub have obtained committed financing consisting of equity financing to be provided by the Equity Investors pursuant to the terms and conditions of the Equity Commitment Letter.” In this respect, we note that the Equity Investors are themselves filers of the Schedule 13E-3. Provide the disclosure required by Item 1007(a) of Regulation M-A with respect to such filers.

We have revised the disclosure on page 89 of the Revised Proxy Statement in response to the Staff’s comment.

Selected Historical Consolidated Financial Data, page 124

10.	Consolidated financial data provided in response to Item 1010(c) of Regulation M-A must be provided for the same periods specified in paragraphs (a) and (b) of Item 1010. Please revise the Summary Consolidated Statements of Operations and Comprehensive Income (Loss) on page 125 accordingly.

We have revised the Summary Consolidated Statements of Operations and Comprehensive Income (Loss) in response to the Staff’s comment to include the six months ended June 30, 2024 and June 30, 2023.

Security Ownership of Certain Beneficial Owners and Management, page 125

11.	Refer to the last row of the table on page 126, which appears to be incomplete. Please revise.

We have revised the last row of the table on page 129 of the Revised Proxy Statement in response to the Staff’s comment.

12.	Refer to footnote five on page 127, which states that “Mr. Chadwick expressly disclaims beneficial ownership of all securities held by the Claritas Rollover Stockholders other than to the extent of any pecuniary interest he may have therein, directly or indirectly.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

We have revised footnote five on page 127 to remove the sentence that states “Mr. Chadwick expressly disclaims beneficial ownership of all securities held by the Claritas Rollover Stockholders other than to the extent of any pecuniary interest he may have therein, directly or indirectly.” Based on Rule 13d-3(a), Mr. Chadwick beneficially owns the securities held by the Claritas Rollover Stockholders.

September 9, 2024

Important Information Regarding the Purchaser Filing Parties, page 133

13.	For Mr. Fulco and Mr. Mullens, please clarify their employment during the past five years, including the starting and ending dates of each position held. Refer to Item 1003(c)(2) of Regulation M-A.

We have revised the disclosure on page 136 of the Revised Proxy Statement regarding the employment of Mr. Fulco and Mr. Mullens in response to the Staff’s comment.

If you have any questions related to this letter, please contact Mark Gordon by telephone at (212) 403-1343 or by email at MGordon@wlrk.com or Meng Lu by telephone at (212) 403-1379 or by email at MLu@wlrk.com.

September 9, 2024

Sincerely yours,

/s/ Meng Lu
Meng Lu

cc:	Carrie Ratliff, Sharecare, Inc.

Mark Gordon, Wachtell, Lipton, Rosen & Katz

David Feirstein, Kirkland & Ellis LLP

William Lay, Kirkland & Ellis LLP

Jackie Cohen, Ropes & Gray LLP

Carolyn Vardi, Ropes & Gray LLP

Rahul Patel, King & Spalding LLP